Exhibit 99.a

FOR IMMEDIATE RELEASE

June 24, 2005

NOVA Chemicals provides update on Alberta ethane facility outages

Pittsburgh, PA — NOVA Chemicals Corporation today said it continues to work to mitigate the impact of the severe weather-related shutdown of six natural gas processing plants owned and operated by third parties at Empress, Alberta, Canada, on June 21, 2005. The company has slowed down production at its Joffre, Alberta, Canada, manufacturing site as a result of reduced ethane availability and is operating at approximately 40% of capacity.

Based on preliminary information supplied by the gas processing plant operators, NOVA Chemicals expects to build up to its full supply of ethane for production of ethylene, polyethylene and co-products at its Joffre facility before the end of the third quarter. The total earnings impact of the outage is expected to be in the range of $25 to $50 million pre-tax ($15 to $30 million after-tax). It is likely that impacts above this cost range will be covered by insurance.

NOVA Chemicals continues to work closely with affected ethylene, hydrogen and polyethylene customers to manage the impacts of this force majeure event. Total lost ethylene production is expected to be in the range of 200 to 350 million pounds. NOVA Chemicals’ lost polyethylene sales volumes are expected to be in the range of 70 to 120 million pounds.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide who produce consumer, industrial and packaging products. We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

Investor Relations inquiries, please contact:

Chris Bezaire — Vice President, Investor Relations

Tel: 412.490.5070

Forward-Looking Information

The information in this news release contains forward-looking statements, including, without limitation, that the Company expects to build up to its full supply of ethane for production of ethylene, polyethylene and co-products at its Joffre facility before the end of the third quarter and that the total earnings impact of the outage is expected to be in the range of $25 to $50 million pre-tax ($15 to $30 million after-tax). By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.